September 18, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: ZenaTech, Inc. – Form F-1 – SEC Comment Letter Dated September 3, 2024

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “Tenth Comment Letter”) to the Company dated September 17, 2024 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (Amendment No. 9) (the “Registration Statement”) filed by the Company with the SEC on September 6, 2024 in connection with a proposed listing of its common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the Tenth Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the Tenth Comment Letter.

Amendment No. 9 to Registration Statement on Form F-1

Consolidated Income Statements of Comprehensive Loss Expressed in Canadian dollars, page 142

1.We have reviewed your response to prior comment 3. In addition, you have revised the weighted average common shares outstanding to 16,980,325, which no longer equals the basic number of common shares outstanding of 17,016,499. Please provide a reconciliation of the numerators and the denominators of the basic and diluted per-share computations. Refer to Paragraph 70 of IAS 33.

Response: A reconciliation is provided in Schedule A hereto as requested.

Item 8. Exhibits and Financial Statement Schedules

Ex-23.2 Auditor's Consent March 31, 2024, page 208

2.In your next amendment, please have your independent registered public accounting firm update the consent in Exhibits 23.2 to explicitly reference the most recent amendment number (e.g., “Amendment No. 10 to the Registration Statement on Form F-1”).

Response:  As there are no amendments to the prospectus, the Company has filed a short amendment to the Registration Statement that includes updated consents from the auditors that reference the most recent amendment number (ie. Amendment No. 10 to the Registration Statement on Form F-1). Please note that the Company's address and the address of Dr. Passley has recently changed to Suite 1403, 69 Yonge Street, Toronto, Ontario M5E 1K3, which has also been reflected on the cover page of the Registration Statement.

The Company is also proposing to seek acceleration of the effective date of the Registration Statement after the review of the responses to the comments in this letter and the amended Registration Statement. The Company is hoping to go effective by Friday this week given the comments from the SEC are not extensive.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.

SCHEDULE A